June 22, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:                               Irene Paik

Re:                             Neon Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-225330)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 15, 2018 and the date hereof, approximately 1,755 copies of the Preliminary Prospectus dated June 15, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, June 26, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ James Talbot
Name: James Talbot
Title: Executive Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

[Signature Page to Neon Therapeutics, Inc. Acceleration Request]